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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE TO/A
                               (Amendment No. 1)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      EAST RIVER CAPITAL II, LLC (OFFEROR)
                 EAST RIVER CAPITAL LLC (MEMBER OF THE OFFEROR)
                     JAMES A. COYNE (MANAGER OF THE OFFEROR)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                                  CLASS A UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                                 200 NYALA FARMS
                               WESTPORT, CT 06880
                                 (203) 301-0555
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                                MICHAEL J. CHOATE
                        111 EAST WACKER DRIVE, SUITE 2800
                             CHICAGO, ILLINOIS 60601
                                 (312) 836-4066

                            Calculation of Filing Fee
-------------------------------------------    ---------------------------------
Transaction Valuation:  $5,480,871.75*         Amount of Filing Fee:  $1,096.17
-------------------------------------------    ---------------------------------

* For purposes of calculating the filing fee only. Assumes the purchase of 2,435,943 Units at a purchase price equal to $2.25 per Unit in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:               $1,096.17
         Form or Registration No.:             SC TO-T
         Filing Party:                         James A. Coyne
         Date Filed:                           May 10, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                         AMENDMENT NO. 1 TO TENDER OFFER

         This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (the "Schedule TO") filed with the U.S. Securities and Exchange Commission ("SEC") on May 10, 2006. This amended tender offer statement on Schedule TO relates to the offer (the "OFFER") by East River Capital II, LLC, a Delaware limited liability company (the "PURCHASER"), to purchase up to 2,435,943 units of Class A Units (the "UNITS") of Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the "Fund"), the subject company, at a purchase price equal to $2.25 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 (the "OFFER DATE") and June 9, 2006 or other date to which this Offer may be extended (the "EXPIRATION DATE"), hereinafter referred to as the "OFFER PRICE," upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2006 and the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer Price will be reduced for distributions made or declared prior to the Expiration Date. Under the terms of the Offer, tendering Unitholders assign any distributions made or declared by the Fund after the Expiration Date. On May 25, 2006, the Fund filed a current report on Form 8-K that announced a cash distribution of $1.20 per Unit that is payable on June 15, 2006 to Unitholders of record as of May 25, 2006. If the Offer Price is changed, for any reason other than for a distribution, the Purchaser will file an amendment to this Schedule TO reflecting the change and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         The Purchaser is amending its filing in the Offer to Purchase to clarify (1) on pages 2 and 11, that a tendering Unitholder may incur taxable consequences that may reduce a Unitholder's potential profit and (2) on page 11, the process by which the Purchaser arrived at the Offer Price in the section titled "Introduction--Offer Price." Items not amended remain unchanged, and capitalized terms are used as defined in the Schedule TO. The amendments include the following disclosures:

o With respect to item (1), the ninth bullet point that states, "On average, investors have received cash distributions of $19.66 per Unit which originally had a cost of $20 per Unit, therefore the Offer Price combined with prior distributions may result in a profit to investors" is hereby amended and supplemented with the following statement: "This calculation does not take into account the May 25, 2006 declaration of a Fund distribution. While the Purchaser does not believe that the sale of Units will cause tendering Unitholders to realize a taxable gain, it is a possibility. Therefore, Unitholders should carefully review
         Section 6-Material Federal Income Tax Consequences."

o With respect to item (2), the section titled "Introduction--Offer Price" is hereby amended and supplemented with the following disclosure:

                In estimating the liquidation value of the Fund's assets, the Purchaser considered the estimated sales value of the assets as encumbered by material leases and the income the leases produce. The Purchaser believes that the Fund's assets, as a whole, would have lower values if they were not leased. The Purchaser believes

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                that all equipment owned by the Fund will depreciate in value as it ages and as it collects revenue. In general, the Purchaser believes that the net cash flow received by the Fund offsets economic depreciation and, therefore, did not separately consider the salvage value of the assets in determining the Offer Price. For example, since the Fund's most significant asset, its shipping vessel, is on a sales-type lease (where title will transfer to the lessee at the end of the lease), the Purchaser did not consider salvage value at all for this asset. Furthermore, the purchaser does not believe there are any material tax advantages that will be lost as a result of the offer. Therefore, the Purchaser did not consider any tax benefits that would be gained by it and did not consider it in determining the Offer Price.

         The information set forth in the Schedule TO filed with the SEC on May 10, 2006, including the information contained in the Offer to Purchase and in the accompanying Letter of Transmittal, is incorporated herein by reference in response to all of the items of this amendment, except that the information is amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS.

(a)  (1) Offer to Purchase, dated May 10, 2006*
(a)  (2) Form of Letter of Transmittal*
(a)  (3) Form of Letter to Unitholders, dated May 31, 2006
(b)- (h) Not applicable.
---------
* Previously filed as an exhibit to the Schedule TO on May 31, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2006

EAST RIVER CAPITAL II, LLC

/S/ JAMES A. COYNE
------------------------
By: James A. Coyne

Its:     Manager


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                                  EXHIBIT INDEX

Exhibit                Description
-------                -----------
(a)   (1)              Offer to Purchase, dated May 10, 2006*
(a)   (2)              Form of Letter of Transmittal*
(a)   (3)              Form of Letter to Unitholders, dated May 31, 2006

* Previously filed as an exhibit to the Schedule TO on May 10, 2006.

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